Exhibit 99.1

Transactions involving shares of Common Stock of the Issuer during the past 60 days

On May 29, 2024, a trust of which William S. Fisher is a trustee gifted 2,500,000 shares.

On May 29, 2024, a trust in which William S. Fisher has sole voting power received a gift of 4,000,000 shares.